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                        July 5, 2023

       Rick Pauls
       President and Chief Executive Officer
       DiaMedica Therapeutics Inc.
       301 Carlson Parkway, Suite 210
       Minneapolis, Minnesota 55305

                                                        Re: DiaMedica
Therapeutics Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 30, 2023
                                                            File No. 333-273068

       Dear Rick Pauls:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jimmy
McNamara at 202-551-7349 with any questions.




                        Sincerely,


                        Division of Corporation Finance

                        Office of Life Sciences
       cc:                                              Amy Culbert